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SEC[illegible] [illegible]ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 17 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Kirkwood (614) 857-3105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood (Address) Dallas (City) Texas (State) 75201 (Zip Code)

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAY 30 2013
CHICAGO REGIONAL OFFICE

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SA 189

DD 10/18/13

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, LLC, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO, Senior Managing Director

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Adriane R. Shelhart
Notary Public, State of Ohio
My Commission Expires 11-27-2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RED CAPITAL MARKETS, LLC

Table of Contents

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have audited the accompanying financial statements of Red Capital Markets, LLC, which comprise the statement of financial condition as of March 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Red Capital Markets, LLC as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas
May 24, 2013

RED CAPITAL MARKETS, LLC

Statement of Financial Condition

March 31, 2013

Assets		
Cash and cash equivalents	$	36,953
Restricted cash		1,453,746
Securities inventory (note 4)		35,190,742
Remarketing agent receivables		236,469
Fixed assets, net		37,564
Derivative assets (note 8)		10,253,093
Intangible assets, net		1,447,158
Other assets, net		1,245,907
Total assets	$	49,901,632
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued compensation	$	461,808
Lines of credit (note 5)		22,724,037
Derivative liabilities (note 8)		8,515,166
Deferred revenue		720,270
Accounts payable and accrued expenses		15,082
Accounts payable – affiliate		265,757
Deferred application fees and borrower deposits		1,335,973
Other liabilities		78,887
Total liabilities		34,116,980
Shareholder's equity:		
Paid-in capital		10,486,633
Retained earnings		5,298,019
Total shareholder's equity		15,784,652
Total liabilities and shareholder's equity	$	49,901,632

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Operations

Year ended March 31, 2013

Revenues:		
Net trading gains	$	4,210,488
Interest income		1,842,878
Remarketing agent fees		1,158,997
Underwriting fees, net		173,000
Advisory fees, net		634,227
Other income		523,757
Total revenues		8,543,347
Expenses:		
Salaries, incentive compensation and employee benefits		3,796,095
Occupancy		399,094
Interest expense		413,058
Travel and entertainment		102,977
Furniture, equipment and software expense		192,138
Third party service fees		98,616
Intangible asset amortization		237,889
General and administrative		741,685
Total expenses		5,981,552
Net income	$	2,561,795

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Changes in Shareholder's Equity

Year ended March 31, 2013

		Paid-in capital	Retained earnings	Total
Balances, March 31, 2012	$	17,486,633	2,736,224	20,222,857
Equity distribution		(7,000,000)	—	(7,000,000)
Net income		—	2,561,795	2,561,795
Balances, March 31, 2013	$	10,486,633	5,298,019	15,784,652

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended March 31, 2013

Cash flows from operating activities:		
Net income	$	2,561,795
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized losses on securities inventory		674,821
Amortization of intangible assets		237,889
Depreciation and amortization of fixed assets		78,060
Unrealized gain on derivative instruments, net		(445,515)
Changes in operating assets and liabilities:		
Purchases of securities inventory		(6,378,235,670)
Proceeds from paydowns and sales of securities inventory		6,345,682,996
Increase in restricted cash		(391,557)
Increase in prepaid expenses and other assets		(432,345)
Decrease in accrued salaries and incentive compensation		(854,570)
Increase in other liabilities		366,478
Increase in payables to affiliate		1,486
Net cash used in operating activities		(30,756,132)
Cash flows from financing activities:		
Net borrowings under line of credit		8,406,389
Net borrowings under line of credit – affiliate		14,100,000
Distributions		(7,000,000)
Net cash provided by financing activities		15,506,389
Net decrease in cash and cash equivalents		(15,249,743)
Cash and cash equivalents, beginning of year		15,286,696
Cash and cash equivalents, end of year	$	36,953
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest to affiliate	$	1,897
Interest to third parties		389,754

See accompanying notes to financial statements.

(1) Organization

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Shareholder), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). ORIX USA holds an 84% interest in Red Capital Group, LLC, with the remaining interest held by minority investors. Final closing of the Acquisition occurred on May 8, 2010.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, Dana Point, CA, Fairfield, CT, Reston, VA, and San Diego, CA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Derivative Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(b) Customer Accounts

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2013 in a special reserve account for the exclusive benefit of institutional customers.

(c) Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the Statement of Operations as part of Net Trading Gains. Gains and losses on sales of securities

are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within Securities Inventory on a trade date basis. Security transactions for all other trades are recorded as Derivative Assets and Liabilities until date of settlement.

(d) Fixed Assets

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2013, fixed asset accumulated depreciation and amortization was $236,650. Depreciation and amortization expense was $78,060 for the year ended March 31, 2013 and is included in Furniture, Equipment and Software Expense in the accompanying Statement of Operations.

(e) Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2013.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

(f) Net Advisory Fees

The Company receives fees for providing advisory services primarily relating to bond financing transactions. Advisory fees are recorded at the time the service is performed. Advisory fees are recorded net of direct expenses, including legal and travel expenses.

(g) Net Underwriting Fees

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(h) Remarketing Agent Fees

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(i) Financial Instruments

The Company considers cash, customer and other receivables, other payables and other short-term borrowings as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

Under the fair value hierarchy, cash is classified as Level 1. Customer and other receivables primarily consist of remarketing and advisory fee receivables and are classified as Level 2. Customer payables and other short-term borrowings are classified as Level 2.

(j) ***Accounting for Uncertainty in Income Taxes***

The Company adopted the provisions of FASB ASC 740-10 *Income Taxes – Accounting for Uncertainty in Income Taxes*. In accordance with the provisions of this standard, the Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year. See additional discussion of income taxes in note 7.

(3) Fair Value Measurements

Effective with the adoption of ASC Topic 820, the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2013 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities inventory	$ —	35,190,742	—	35,190,742
Derivative assets	—	10,253,093	—	10,253,093
Total	$ —	45,443,835	—	45,443,835
Liabilities:				
Derivative liabilities	$ —	8,515,166	—	8,515,166
Total	$ —	8,515,166	—	8,515,166

There were no transfers between Level 1 and Level 2 during the year.

(Continued)

(4) Securities Inventory

The Company's securities inventory at March 31, 2013 was comprised of the following:

	Fair value	Unrealized loss
Fixed-rate, taxable, multifamily agency mortgage-backed securities	$ 35,190,742	(616,510)
	$ 35,190,742	(616,510)

At March 31, 2013, the cost of securities inventory was $35,807,252.

(5) Lines of Credit

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the LIBOR Index Monthly rate plus 225 basis points. At March 31, 2013, the Company had borrowings outstanding under this note of $14,100,000 and accrued interest payable of $3,844. Interest incurred under this note during the year ended March 31, 2013 was $5,673.

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2013, the Company had borrowings outstanding under this agreement of $8,600,128 and accrued interest payable of $20,065. Interest incurred under this agreement during the year ended March 31, 2013 was $407,385.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2013 was $11,498,690 and $10,365,244, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 1.48 to 1 at March 31, 2013.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

(Continued)

(8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the Statement of Operations.

Fair Values of Derivative Instruments as of March 31, 2013

Derivative assets

Derivatives not accounted for as hedging instruments	Statement of financial condition location		Fair value
Forward commitments	Derivative assets	$	10,253,093
Total		$	10,253,093

Derivative liabilities

Derivatives not accounted for as hedging instruments	Statement of financial condition location		Fair value
Forward commitments	Derivative liabilities	$	8,515,166
Total		$	8,515,166

Gain (losses) on derivatives

Derivatives not accounted for as hedging instruments	Location of gain on derivatives recognized in operations		Amount
Forward commitments	Other income	$	445,515
Total		$	445,515

At March 31, 2013, the Company had mandatory commitments to deliver $117,356,554 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $117,356,554 of the same securities from its affiliate, respectively. In addition, the Company had written commitments to deliver $189,429,265 of fixed-rate mortgage-backed securities and written commitments to purchase $189,429,265 of the same securities from unaffiliated counterparties at March 31, 2013.

(9) Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the financial statements for any contingencies or indemnifications.

(10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the year ended March 31, 2013, the Company expensed $70,579 pursuant to this plan.

(11) Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. At March 31, 2013, accumulated amortization of the agreements was $693,842.

(Continued)

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

		Amortization expense
Year ended March 31:		
2014	$	237,889
2015		237,889
2016		237,889
2017		237,889
2018		237,889

(12) Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by the Company, based on allocation percentages determined per the agreement.

(13) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.

RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2013

Total ownership equity qualified for net capital	$	15,784,652
Deductions and/or charges:		
Nonallowable assets		4,285,962
Net capital before haircuts on security positions		11,498,690
Haircuts on security positions:		
Trading and investment securities:		
State and municipal government obligations		—
Presumed marketability deduction		—
Total haircuts on security positions		—
Net capital		11,498,690
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		1,133,446
Minimum dollar net capital requirement of reporting broker-dealer		250,000
Net capital requirement		1,133,446
Excess net capital	$	10,365,244
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	17,001,684
Deduct adjustment based upon deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	17,001,684
Percentage of aggregate indebtedness to net capital		148%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of March 31, 2013.

See accompanying report of independent registered public accounting firm.

Schedule II

RED CAPITAL MARKETS, LLC

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2013

Computation of reserve requirements:		
Total credit balances	$	—
Total debit balances		—
Excess of total credits over total debits		—
Reserve requirements (at 105%)		—

See accompanying report of independent registered public accounting firm.

RED CAPITAL MARKETS, LLC

Reconciliation of Computation of Reserve Requirements

March 31, 2013

Per Focus Report X-17a-5 filed April 23, 2013:		
Excess of total credits over total debits	$	—
Reserve requirements (at 105%)		—
Amount on deposit		—

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed April 23, 2013.

See accompanying report of independent registered public accounting firm.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 24, 2013